Filed Pursuant to Rule 424(b)(3)
Registration No. 333-164703

KBS REAL ESTATE INVESTMENT TRUST III, INC.
SUPPLEMENT NO. 11 DATED JULY 21, 2011
TO THE PROSPECTUS DATED OCTOBER 26, 2010

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust III, Inc. dated October 26, 2010, as supplemented by supplement no. 7 dated April 25, 2011, supplement no. 8 dated April 25, 2011, supplement no. 9 dated May 10, 2011 and supplement no. 10 dated June 24, 2011. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust III, Inc. and, as required by context, KBS Limited Partnership III, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the declaration of distributions for August 2011 and an amendment to the advisory agreement relating to an advance from our advisor.
Declaration of Distributions for August 2011
On July 8, 2011, our board of directors declared distributions based on daily record dates for the period from August 1, 2011 through August 31, 2011, which we expect to pay in September 2011. Investors may choose to receive cash distributions or purchase additional shares under our dividend reinvestment plan.
Distributions for these periods will be calculated based on stockholders of record each day during these periods at a rate of $0.00178082 per share per day and if paid each day for a 365-day period, would equal a 6.5% annualized rate based on a purchase price of $10.00 per share. Distributions for these periods will be funded from an advance from our advisor, as described below. Our advisor is not obligated to advance funds to us, and has not agreed to advance funds to us, for distributions for any future periods.
Amendment to the Advisory Agreement Relating to an Advance from Our Advisor
In order for our stockholders to earn cash distributions during the early stages of this offering, on July 8, 2011, we entered into an amendment to our advisory agreement with our advisor pursuant to which our advisor agreed to advance funds to us for distribution record dates through the period ending August 31, 2011. We agreed with our advisor that we will only be obligated to repay our advisor for this advance if and to the extent that:

(i)
our modified funds from operations (“MFFO”), as such term is defined by the Investment Program Association and interpreted by us, for the immediately preceding month exceeds the amount of distributions declared for record dates of such prior month (an “MFFO Surplus”), and we will pay our advisor the amount of the MFFO Surplus to reduce the principal amount outstanding under the advance, provided that such payments shall only be made if management in its sole discretion expects an MFFO Surplus to be recurring for at least the next two calendar quarters, determined on a quarterly basis; or

(ii)
the advance may be repaid from excess proceeds (“Excess Proceeds”) from third-party financings, provided that the amount of any such Excess Proceeds that may be used to repay the principal amount outstanding under the advance shall be determined by our conflicts committee in its sole discretion.

No interest will accrue on the advance being made by our advisor.

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